China Broadband, Inc.
1900 Ninth Street, 3rd Floor
Boulder, Colorado 80302

June 9, 2008

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 3561

Attn.:	Michael Moran, Branch Chief Accountant Robert Babula, Staff Accountant Donna DiSilvio, Review Accountant

Re:	China Broadband, Inc. File No. 0-19644 Form 10-KSB for the year ended December 31, 2007 Filed on April 15, 2008

 Ladies and Gentlemen:

Reference is made to that certain comment letter (the “Letter”) of the Securities and Exchange Commission (the "Commission") dated June 3, 2008 to Mr. Clive Ng, the Principal Financial Officer of China Broadband, Inc. (the "Company"), with respect to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007.

As discussed with Mr. Robert Babula, Staff Accountant at the Commission, on the date hereof, the Company respectfully requests an extension to respond to the comments of the Commission as set forth in the Letter. The Company anticipates responding to such comments of the Commission on or prior to July 1, 2008, which represents 10 business days from the original due date of June 17, 2008.

Thank you.

Very truly yours,

CHINA BROADBAND, INC.

By:	/s/ Clive Ng
By: Clive Ng Its: Principal Financial Officer